Exhibit 99.1

Magna International Inc.

First Quarter Report

2012

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2012 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2011 included in our 2011 Annual Report to Shareholders.

This MD&A has been prepared as at May 10, 2012.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at March 31, 2012, we had 294 manufacturing operations and 87 product development, engineering and sales centres in 26 countries.

HIGHLIGHTS

North American light vehicle production increased 17% in the first quarter of 2012, compared to the first quarter of 2011, as auto sales in the region continued to strengthen. Light vehicle production declined 7% in Western Europe.

Our first quarter 2012 total sales increased 7% over the first quarter of 2011, to a record $7.7 billion as North American, European and Rest of World production sales all increased relative to the first quarter of 2011. The production sales increase in North America is mainly due to the strong increase in light vehicle production. European production sales increased 6% despite the 7% lower production in Western Europe, each relative to the first quarter of 2011, partially reflecting the continued strong vehicle production by certain of our European-based customers. The 29% increase in Rest of World production sales relates primarily to the acquisition of ThyssenKrupp Automotive Systems Industrial do Brasil Ltda. (“TKASB”) and the launch of new programs.

Largely as a result of the increase in total sales, our operating income increased 7% to $439 million in the first quarter of 2012, compared to $409 million in the first quarter of 2011. Our diluted earnings per Common Share increased 12% to $1.46 in the first quarter of 2012, compared to $1.30 in the first quarter of 2011.

In our Europe segment, we generated income from operations before income taxes and interest expense (income), net of $63 million in the first quarter of 2012, compared to $29 million in the first quarter of 2011. The overall improvement of operating results in Europe remains a high priority for us, and we believe we are taking the right steps to achieve this over time.

Magna International Inc. First Quarter Report 2012   1

FINANCIAL RESULTS SUMMARY

During the first quarter of 2012, we posted sales of $7.7 billion, an increase of 7% from the first quarter of 2011. This higher sales level was a result of increases in our North American, European and Rest of World production sales partially offset by decreases in our complete vehicle assembly sales and tooling, engineering and other sales. Comparing the first quarters of 2012 to 2011:

•                  North American vehicle production and our production sales increased 17% and 10%, respectively;

•                  Western European vehicle production decreased 7% while our European production sales increased 6%;

•                  Rest of World production sales increased 29% to $408 million from $316 million;

•                  Complete vehicle assembly sales declined 11% to $599 million, as complete vehicle assembly volumes decreased 10%; and

•                  Tooling, engineering and other sales decreased by 7% to $422 million.

During the first quarter of 2012, we earned operating income of $439 million compared to $400 million for the first quarter of 2011. Excluding other expense, net recorded in the first quarter of 2011, as discussed in the “Other Expense, net” section, the $30 million increase in operating income was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the first quarter of 2011;

•                  lower costs incurred in preparation for upcoming launches;

•                  the disposition of an interior systems operation in the third quarter of 2011;

•                  lower stock-based compensation; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  a larger amount of employee profit sharing;

•                  increased pre-operating costs incurred at new facilities;

•                 higher commodity costs;

•                  lower equity income;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to the first quarter of 2011.

During the first quarter of 2012, net income of $341 million increased $19 million compared to the first quarter of 2011. Net income for the first quarter of 2011 was negatively impacted by $9 million of other expense, net, as discussed in the “Other Expense, net” section. Excluding other expense, net, after tax, net income for the first quarter of 2012 increased $10 million. The increase in net income was a result of the increase in operating income partially offset by higher income taxes primarily as result of a reduction in the utilization of losses not previously benefitted in the United States partially offset by favourable settlements related to prior taxation years and by permanent items.

During the first quarter of 2012, our diluted earnings per share increased $0.16 to $1.46 for the first quarter of 2012 compared to $1.30 for the first quarter of 2011. Diluted earnings per share was impacted by other expense, net, after tax, as discussed in the “Other Expense, net” section. Other expense, net, after tax, negatively impacted our first quarter of 2011 diluted earnings per share by $0.04. Excluding other expense, net, after tax, the $0.12 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2012. The decrease in the weighted average number of diluted shares outstanding was due to the repurchase and cancellation of Common Shares pursuant to our normal course issuer bids and a decrease in the number of diluted shares associated with stock options.

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INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, consumer confidence levels, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011, and remain substantially unchanged in respect of the first quarter ended March 31, 2012.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months
	ended March 31,
	2012	2011	Change

1 Canadian dollar equals U.S. dollars	0.998	1.014	-	2%
1 euro equals U.S. dollars	1.310	1.367	-	4%
1 British pound equals U.S. dollars	1.571	1.602	-	2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months ended March 31, 2012 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

Sales

	For the three months
	ended March 31,
	2012	2011	Change

Vehicle Production Volumes (millions of units)
North America	3.950	3.374	+	17%
Western Europe	3.449	3.705	-	7%

Sales
External Production
North America	$3,915	$3,563	+	10%
Europe	2,322	2,182	+	6%
Rest of World	408	316	+	29%
Complete Vehicle Assembly	599	674	-	11%
Tooling, Engineering and Other	422	454	-	7%
Total Sales	$7,666	$7,189	+	7%

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External Production Sales - North America

External production sales in North America increased 10% or $352 million to $3.9 billion for the first quarter of 2012 compared to $3.6 billion for the first quarter of 2011. The increase in external production sales is primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to the first quarter of 2011, including the:

•                  Volkswagen Passat; and

•                  Chevrolet Sonic; and

•                  acquisitions completed during or subsequent to the first quarter of 2011.

These factors were partially offset by:

•                  a decrease in content on certain programs, including the Ram Pickup;

•                  programs that ended production during or subsequent to the first quarter of 2011, including the Chevrolet HHR;

•                  a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the first quarter of 2011.

External Production Sales - Europe

External production sales in Europe increased 6% or $140 million to $2.3 billion for the first quarter of 2012 compared to $2.2 billion for the first quarter of 2011. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the first quarter of 2011, including the Range Rover Evoque; and

•                  acquisitions completed during or subsequent to the first quarter of 2011, including BDW technologies group (“BDW”).

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro against the U.S. dollar;

•                 the disposition of an interior systems operation in the third quarter of 2011;

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the first quarter of 2011.

External Production Sales - Rest of World

External production sales in Rest of World increased 29% or $92 million to $408 million for the first quarter of 2012 compared to $316 million for the first quarter of 2011, primarily as a result of:

•                  acquisitions completed during or subsequent to the first quarter of 2011, which positively impacted sales by $66 million, including TKASB; and

•                  the launch of new programs during or subsequent to the first quarter of 2011, primarily in Brazil and China.

These factors were partially offset by an $8 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Brazilian real.

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Complete Vehicle Assembly Sales

	For the three months
	ended March 31,
	2012	2011	Change

Complete Vehicle Assembly Sales	$599	$674	-	11%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class and Aston Martin Rapide	29,935	33,302	-	10%

Complete vehicle assembly sales decreased 11% or $75 million to $599 million for the first quarter of 2012 compared to $674 million for the first quarter of 2011 while assembly volumes decreased 10% or 3,367 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a decrease in assembly volumes for the:

•                  Peugeot RCZ;

•                  MINI Countryman; and

•                  Aston Martin Rapide; and

•                  a decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other

Tooling, engineering and other sales decreased 7% or $32 million to $422 million for the first quarter of 2012 compared to $454 million for the first quarter of 2011.

In the first quarter of 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Mercedes-Benz M-Class;

•                  MINI Countryman;

•                  Qoros C/Sedan/Hatch;

•                  Ford Escape;

•                  Ford Fusion;

•                  Audi A8; and

•                  Opel Calibra.

In the first quarter of 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  BMW X3;

•                  Mercedes-Benz M-Class;

•                  Volkswagen Touareg;

•                  Opel Calibra;

•                  Chevrolet Camaro;

•                  Chery A6 Coup; and

•                  Chevrolet Volt.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

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Cost of Goods Sold and Gross Margin

	For the three months
	ended March 31,
	2012	2011

Sales	$7,666	$7,189

Cost of goods sold
Material	4,849	4,604
Direct labour	510	481
Overhead	1,318	1,224
	6,677	6,309
Gross margin	$989	$880

Gross margin as a percentage of sales	12.9%	12.2%

Cost of goods sold increased $0.4 billion to $6.7 billion for the first quarter of 2012 compared to $6.3 billion for the first quarter of 2011 primarily as a result of:

•                  higher material, overhead and labour costs, including wage increases at certain operations, associated with the increase in sales;

•                  $121 million related to acquisitions completed during or subsequent to the first quarter of 2011, including TKASB and BDW; and

•                  a larger amount of employee profit sharing.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the euro and Canadian dollar, each against the U.S. dollar; and

•                  the disposition of an interior systems operation in the third quarter of 2011.

Gross margin increased $109 million to $989 million for the first quarter of 2012 compared to $880 million for the first quarter of 2011 and gross margin as a percentage of sales increased to 12.9% for the first quarter of 2012 compared to 12.2% for the first quarter of 2011. The increase in gross margin as a percentage of sales was substantially due to:

•                 lower costs incurred in preparation for upcoming launches;

•                  the disposition of an interior systems operation in the third quarter of 2011;

•                  a decrease in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  a decrease in tooling sales that have low or no margins; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  a larger amount of employee profit sharing;

•                  increased pre-operating costs incurred at new facilities;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to the first quarter of 2011.

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Depreciation and Amortization

Depreciation and amortization costs increased $6 million to $171 million for the first quarter of 2012 compared to $165 million for the first quarter of 2011. The higher depreciation and amortization was primarily as a result of depreciation related to assets acquired subsequent to the first quarter of 2011, including BDW and TKASB partially offset by a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the euro and Canadian dollar, each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 5.3% for the first quarter of 2012 compared to 4.8% for the first quarter of 2011.

SG&A expense increased $63 million to $406 million for the first quarter of 2012 compared to $343 million for the first quarter of 2011 primarily as a result of:

•                  higher labour, including wage increases at certain operations, and other costs to support the growth in sales;

•                  $13 million related to acquisitions completed during or subsequent to the first quarter of 2011, including BDW and TKASB; and

•                  increased costs incurred at new facilities.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar SG&A due to the weakening of the euro and Canadian dollar, each against the U.S. dollar;

•                  the disposition of an interior systems operation in the third quarter of 2011; and

•                  lower stock-based compensation costs.

Equity Income

Equity income decreased $4 million to $32 million for the first quarter of 2012 compared to $36 million for the first quarter of 2011 primarily as a result of the disposal of an equity accounted investment during the second quarter of 2011.

Other Expense, net

During 2011, five excess corporate real estate assets were sold to entities associated with our Founder and Honorary Chairman, Mr. Stronach and/or our former Co-Chief Executive Officer, Siegfried Wolf. Based on the appraisals obtained by the Corporate Governance and Compensation Committee, the appraised fair value range for the properties was less than their carrying value and, accordingly, we recorded a $9 million impairment charge in the first quarter of 2011. The sales were approved by the independent members of our Board of Directors based on the recommendation of the Corporate Governance and Compensation Committee and were completed during 2011.

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Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other expense, net.

	For the three months ended March 31,
	External Sales			Adjusted EBIT
	2012	2011	Change	2012	2011	Change

North America	$4,079	$3,775	$304	$405	$384	$21
Europe	3,153	3,071	82	63	29	34
Rest of World	428	334	94	(9)	14	(23)
Corporate and Other	6	9	(3)	(15)	(19)	4
Total reportable segments	$7,666	$7,189	$477	$444	$408	$36

Excluded from Adjusted EBIT for the three months ended March 31, 2011 was the $9 million write-down of real estate recorded in our Corporate and Other segment, as discussed in the “Other Expense, net” section.

North America

Adjusted EBIT in North America increased $21 million to $405 million for the first quarter of 2012 compared to $384 million for the first quarter of 2011 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  lower costs incurred in preparation for upcoming launches;

•                  productivity and efficiency improvements at certain facilities; and

•                  lower employee profit sharing.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  lower equity income;

•                  higher affiliation fees paid to corporate;

•                  a decrease in reported U.S. dollar EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

•                  higher warranty costs of $3 million;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to the first quarter of 2011.

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Europe

Adjusted EBIT in Europe increased $34 million to $63 million for the first quarter of 2012 compared to $29 million for the first quarter of 2011 primarily as a result of:

•                  margins earned on higher production sales;

•                  lower costs incurred in preparation for upcoming launches;

•                  the disposition of an interior systems operation in the third quarter of 2011;

•                  productivity and efficiency improvements at certain facilities;

•                  lower pre-operating costs incurred at new facilities;

•                  lower warranty costs of $3 million; and

•                  higher equity income.

These factors were partially offset by:

•                  a larger amount of employee profit sharing;

•                  higher commodity costs;

•                  operational inefficiencies and other costs at certain facilities;

•                  higher affiliation fees paid to corporate; and

•                  net customer price concessions subsequent to the first quarter of 2011.

Rest of World

Rest of World Adjusted EBIT decreased $23 million to a loss of $9 million for the first quarter of 2012 compared to income of $14 million for the first quarter of 2011 primarily as a result of:

•                  costs related to new facilities;

•                  operational inefficiencies and other costs at certain facilities, in particular at certain seating systems facilities in South America;

•                  higher affiliation fees paid to Corporate; and

•                  net customer price concessions subsequent to the first quarter of 2011.

Corporate and Other

Corporate and Other Adjusted EBIT increased $4 million to a loss of $15 million for the first quarter of 2012 compared to a loss of $19 million for the first quarter of 2011. The loss related to E-Car included in Corporate and Other was $12 million for the first quarter of 2012 and $18 million for the first quarter of 2011. Excluding E-Car, Corporate and Other Adjusted EBIT decreased $2 million to a loss of $3 million for the first quarter of 2012 compared to a loss of $1 million for the first quarter of 2012 primarily as a result of lower equity income.

This factor was partially offset by:

•                  an increase in affiliation fees earned from our divisions; and

•                  lower stock-based compensation.

Interest Expense (Income), net

During the first quarter of 2012, we recorded net interest expense of $5 million, compared to $1 million of net interest income for the first quarter of 2011. The increase in interest expense is primarily as a result of:

•                  an increase in interest expense as a result of higher debt in Asia Pacific and South America;

•                  interest expense on debt related to the BDW acquisition; and

•                  a decrease in interest income earned on lower cash balances.

Magna International Inc. First Quarter Report 2012   9

Operating Income

Operating income increased $39 million to $439 million for the first quarter of 2012 compared to $400 million for the first quarter of 2011. Excluding other expense, net, discussed in the “Other Expense, net” section, operating income for the first quarter of 2012 increased $30 million. The increase in operating income is the result of the increase in EBIT partially offset by the increase in net interest expense, as discussed above.

Income Taxes

The effective income tax rate on operating income was 22.3% for the first quarter of 2012 compared to 19.5% for the first quarter of 2011. In the first quarter of 2011, income tax rates were impacted by the item discussed in the “Other Expense, net” section. Excluding other expenses, net, after tax, the effective income tax rate increased to 22.3% for the first quarter of 2012 compared to 19.1% for the first quarter of 2011 primarily as result of a reduction in the utilization of losses not previously benefitted in the United States partially offset by favourable settlements related to prior taxation years and by permanent items.

Net Income

Net income of $341 million for the first quarter of 2012 increased $19 million compared to the first quarter of 2011. Excluding other expense, net, after tax, discussed in the “Other Expense, net” section, net income increased $10 million. The increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.

Non-controlling Interests

The net loss attributable to non-controlling interests was $2 million for the first quarter of 2012.

Net Income attributable to Magna International Inc.

The net income attributable to Magna International Inc. of $343 million for the first quarter of 2012 increased $21 million compared to the first quarter of 2011. Excluding other expense, net, after tax, discussed in the “Other Expense, net” section, net income attributable to Magna International Inc. increased $12 million as a result of the increases in net income and net loss attributable to non-controlling interests, both as discussed above.

Earnings per Share

	For the three months
	ended March 31,
	2012	2011	Change

Earnings per Common Share
Basic	$1.47	$1.33	+	11%
Diluted	$1.46	$1.30	+	12%

Average number of Common Shares outstanding (millions)
Basic	232.4	242.0	-	4%
Diluted	235.4	246.8	-	5%

Diluted earnings per share increased $0.16 to $1.46 for the first quarter of 2012 compared to $1.30 for the first quarter of 2011. Other expense, net, after tax, negatively impacted our first quarter of 2011 diluted earnings per share by $0.04 as discussed in the “Other Expense, net” section. Excluding other expense, net, after tax, the $0.12 increase in diluted earnings per share was a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2012.

The decrease in the weighted average number of diluted shares outstanding was due to the repurchase and cancellation of Common Shares pursuant to our normal course issuer bids and the net decrease in the number of diluted shares associated with stock options.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended March 31,
	2012	2011	Change

Net income	$341	$322
Items not involving current cash flows	190	174
	531	496	$35
Changes in non-cash operating assets and liabilities	(302)	(608)
Cash provided from operating activities	$229	$(112)	$341

Cash flow from operations before changes in non-cash operating assets and liabilities increased $43 million to $539 million for the first quarter of 2012 compared to $496 million for the first quarter of 2011. The increase in cash flow from operations was due to a $19 million increase in net income, as discussed above, and a $24 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the three months
	ended March 31,
	2012	2011

Depreciation and amortization	$171	$165
Other non-cash charges	19	30
Amortization of other assets included in cost of goods sold	25	17
Amortization of employee wage buydown	—	3
Deferred income taxes	7	(5)
Equity income	(32)	(36)
Items not involving current cash flows	$190	$174

Cash invested in non-cash operating assets and liabilities amounted to $302 million for the first quarter of 2012 compared to $608 million for the first quarter of 2011. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended March 31,
	2012	2011

Accounts receivable	$(751)	$(1,151)
Inventories	(154)	(62)
Income taxes receivable/payable	(16)	(32)
Prepaid expenses and other	1	(14)
Accounts payable	429	447
Accrued salaries and wages	73	70
Other accrued liabilities	118	138
Deferred revenue	(2)	(4)
Changes in non-cash operating assets and liabilities	$(302)	$(608)

The increase in accounts receivable, inventories, accounts payable, accrued salaries and wages and other accrued liabilities in the first quarter of 2012 was primarily due to an increase in production activities at the end of the first quarter of 2012 compared to the end of 2011.

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Capital and Investment Spending

	For the three months
	ended March 31,
	2012	2011	Change

Fixed asset additions	$(250)	$(144)
Investments and other assets	(34)	(55)
Fixed assets, investments and other assets additions	(284)	(199)
Purchase of subsidiaries	(42)	—
Proceeds from disposition	53	33
Cash used for investment activities	$(273)	$(166)	$(107)

Fixed assets, investments and other assets additions

In the first quarter of 2012, we invested $250 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2012 was for real estate, facilities and manufacturing equipment for programs that will be launching subsequent to the first quarter of 2012. Consistent with our strategy to expand in developing markets, approximately 26% (2011 - 7%) of this investment was in China, Russia, India and Brazil.

In the first quarter of 2012, we invested $34 million in other assets related primarily to fully reimbursable tooling, planning and engineering costs for programs that launched during the first quarter of 2012 or will be launching subsequent to the first quarter of 2012.

Purchase of subsidiaries

During the first quarter of 2012, we invested $42 million to purchase subsidiaries, including the acquisition of BDW, a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. The acquired business has sales primarily to Volkswagen, Audi, Porsche, Mercedes-Benz, Ferrari and ZF.

Proceeds from disposition

The $53 million of proceeds include:

•                 $18 million cash proceeds received with respect to the sale of non-core real estate;

•                  normal course reimbursements received in respect of tooling, planning and engineering costs that were capitalized in prior periods; and

•                  normal course fixed and other asset disposals.

Financing

	For the three months
	ended March 31,
	2012	2011	Change

(Decrease) increase in bank indebtedness	$(20)	$19
Issues of debt	82	6
Repayments of debt	(42)	(2)
Settlement of stock options	(4)	—
Issues of Common Shares	3	48
Repurchase of Common Shares	—	(88)
Dividends paid	(63)	(61)
Cash used for financing activities	$(44)	$(78)	$34

Issues of debt for the first quarter of 2012 relates primarily to higher debt levels in our Rest of World segment, while repayments of debt relates primarily to BDW debt payments subsequent to acquisition.

During the first quarter of 2012, we received cash proceeds of $3 million on the exercise of stock options for Common Shares.

Cash dividends paid per Common Share were $0.275 for the first quarter of 2012, for a total of $63 million.

12   Magna International Inc. First Quarter Report 2012

Financing Resources

	As at	As at
	March 31,	December 31,
	2012	2011	Change

Liabilities
Bank indebtedness	$147	$162
Long-term debt due within one year	147	25
Long-term debt	87	46
	381	233
Non-controlling interest	26	27
Shareholders’ equity	8,612	8,175
Total capitalization	$9,019	$8,435	$584

Total capitalization increased by $0.6 billion to $9.0 billion at March 31, 2012 compared to $8.4 billion at December 31, 2011, primarily as a result of a $437 million increase in shareholders’ equity and a $148 million increase in liabilities.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned in the first quarter of 2012;

•                  the $98 million net unrealized gain on translation of net investment in foreign operations; and

•                  the $51 million net unrealized gain on cash flow hedges.

These factors were partially offset by dividends paid during the first quarter of 2012.

The increase in liabilities relates primarily to debt assumed in connection with the BDW acquisition and an increase in debt in our Rest of World segment.

Cash Resources

During the first quarter of 2012, our cash resources decreased by $60 million to $1.27 billion as a result of the cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at March 31, 2012, we had term and operating lines of credit totalling $2.5 billion of which $2.1 billion was unused and available.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at May 9, 2012 were exercised:

Common Shares	233,466,134
Stock options (i)	7,872,413
241,338,547

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2012 that are outside the ordinary course of our business. Refer to our MD&A included in our 2011 Annual Report.

Magna International Inc. First Quarter Report 2012   13

SUBSEQUENT EVENTS

Class action claim

We understand that a securities class action claim was filed in the United States District Court, Southern District of New York on May 4, 2012 by the City of Taylor General Employees Retirement System, as lead plaintiff. We believe the claim to be without merit and intend to vigorously defend it. Given the early stage of the claim, it is not possible to predict the outcome.

Acquisition

During the third quarter of 2011, we sold an interior systems operation (the “Business”) located in Germany and recorded a loss on disposal of $129 million. Under the terms of the sale, we agreed to fund the buyers an estimated $109 million in the form of cash, working capital, and the assumption of certain liabilities. Simultaneously, we reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby we reimbursed the customer costs of $20 million.

Subsequent to disposal, the Business continued to incur significant financial losses. By the end of the first quarter of 2012, the Business was experiencing severe liquidity issues. Although we had no legal obligation to do so, in light of customer relationship issues and other relevant considerations, in April 2012 we reached an agreement with the buyers to re-acquire the Business for a nominal amount.

As part of the acquisition, we were able to obtain some pricing concessions from a majority of the Business’ customers. However, the Business is still budgeted to incur significant losses over the next three years.

Closing of the transaction is subject to standard regulatory approvals, which are expected to be received in the second quarter of 2012. Acquisition of the Business will be accounted for using the acquisition method of accounting.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 15 of our unaudited interim consolidated financial statements for the three months ended March 31, 2012, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

14   Magna International Inc. First Quarter Report 2012

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to implementation of improvement plans in our underperforming operations, particularly in Europe. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from uncertain economic conditions in Europe; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; risks arising due to the failure of a major financial institution; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Brazil, Russia and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; our non-controlling interest in Magna E-Car Systems; our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

Magna International Inc. First Quarter Report 2012   15

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended March 31,
	Note	2012	2011

Sales		$7,666	$7,189

Costs and expenses
Cost of goods sold		6,677	6,309
Depreciation and amortization		171	165
Selling, general and administrative	11	406	343
Interest expense (income), net		5	(1)
Equity income		(32)	(36)
Other expense, net	2	—	9
Income from operations before income taxes		439	400
Income taxes		98	78
Net income		341	322
Net loss attributable to non-controlling interests		2	—
Net income attributable to Magna International Inc.		$343	$322

Earnings per Common Share:	3
Basic		$1.47	$1.33
Diluted		$1.46	$1.30

Cash dividends paid per Common Share		$0.28	$0.25

Average number of Common Shares outstanding during the period [in millions]:	3
Basic		232.4	242.0
Diluted		235.4	246.8

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended March 31,
	Note	2012	2011

Net income		$341	$322

Other comprehensive income (loss), net of tax:	13
Net unrealized gain on translation of net investment in foreign operations		99	236
Net unrealized loss on available-for-sale investments		(3)	(3)
Net unrealized gain on cash flow hedges		51	25
Reclassifications of net loss (gain) on cash flow hedges to net income		3	(7)
Pension and post retirement benefits		—	1
Other comprehensive income		150	252

Comprehensive income		491	574
Comprehensive loss (income) attributable to non-controlling interests		1	(1)
Comprehensive income attributable to Magna International Inc.		$492	$573

See accompanying notes

16   Magna International Inc. First Quarter Report 2012

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended March 31,
	Note	2012	2011

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$341	$322
Items not involving current cash flows	4	190	174
		531	496
Changes in non-cash operating assets and liabilities	4	(302)	(608)
Cash provided from (used for) operating activities		229	(112)

INVESTMENT ACTIVITIES
Fixed asset additions		(250)	(144)
Purchase of subsidiaries	5	(42)	—
Increase in investments and other assets		(34)	(55)
Proceeds from disposition		53	33
Cash used for investing activities		(273)	(166)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness		(20)	19
Repayments of debt		(42)	(2)
Issues of debt		82	6
Issues of Common Shares		3	48
Settlement of stock options		(4)	—
Repurchase of Common Shares		—	(88)
Dividends		(63)	(61)
Cash used for financing activities		(44)	(78)

Effect of exchange rate changes on cash and cash equivalents		28	45

Net decrease in cash and cash equivalents during the period		(60)	(311)
Cash and cash equivalents, beginning of period		1,325	1,881
Cash and cash equivalents, end of period		$1,265	$1,570

See accompanying notes

Magna International Inc. First Quarter Report 2012   17

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		March 31,	December 31,
	Note	2012	2011

ASSETS
Current assets
Cash and cash equivalents	4	$1,265	$1,325
Accounts receivable		5,300	4,398
Inventories	6	2,278	2,045
Income taxes receivable		6	—
Deferred tax assets		158	206
Prepaid expenses and other		196	172
		9,203	8,146

Investments	14	443	438
Fixed assets, net		4,563	4,236
Goodwill		1,207	1,196
Deferred tax assets		67	69
Other assets	7	576	594
		$16,059	$14,679
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$147	$162
Accounts payable		4,549	3,961
Accrued salaries and wages		635	525
Other accrued liabilities	8	1,119	1,002
Income taxes payable		—	5
Deferred tax liabilities		46	44
Long-term debt due within one year		147	25
		6,643	5,724

Long-term employee benefit liabilities	9	430	419
Long-term debt		87	46
Other long-term liabilities	10	208	207
Deferred tax liabilities		53	81
		7,421	6,477

Shareholders’ equity
Capital stock
Common Shares [issued: 233,466,134; December 31, 2011 — 233,317,792]		4,383	4,373
Contributed surplus		64	63
Retained earnings		3,594	3,317
Accumulated other comprehensive income	13	571	422
		8,612	8,175
Non-controlling interest		26	27
		8,638	8,202
		$16,059	$14,679

See accompanying notes

18   Magna International Inc. First Quarter Report 2012

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
	Note	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCI (i)	controlling Interest	Total Equity
		[in millions]

Balance, December 31, 2011		233.3	$4,373	$63	$3,317	$422	$27	$8,202
Net income					343		(2)	341
Other comprehensive income						149	1	150
Shares issued on exercise of stock options		0.1	4	(1)				3
Release of restricted stock			5	(5)				—
Stock-based compensation expense	11			8				8
Settlement of stock options	11			(1)	(2)			(3)
Dividends paid			1		(64)			(63)
Balance, March 31, 2012		233.4	$4,383	$64	$3,594	$571	$26	$8,638

		Common Shares					Non-
	Note	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCI (i)	controlling Interest	Total Equity
		[in millions]

Balance, December 31, 2010		242.6	$4,500	$56	$2,715	$752	$3	$8,026
Net income					322			322
Other comprehensive income						251	1	252
Shares issued on exercise of stock options		1.0	57	(9)				48
Release of restricted stock			5	(5)				—
Shares repurchased and cancelled under normal course issuer bid		(1.7)	(32)		(47)	(9)		(88)
Stock-based compensation expense	11			8				8
Dividends paid					(61)			(61)
Balance, March 31, 2011		241.9	$4,530	$50	$2,929	$994	$4	$8,507

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

Magna International Inc. First Quarter Report 2012   19

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.                    SIGNIFICANT ACCOUNTING POLICIES

[a]    Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2011.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2011 audited consolidated financial statements and notes included in the Company’s 2011 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2012 and the results of operations, cash flows and changes in equity for the three months ended March 31, 2012 and 2011.

[b]    Accounting Changes

Comprehensive Income

During 2011, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2011-05 and ASU 2011-12, “Comprehensive Income (Topic 220)”, requiring entities to present net income and other comprehensive income in either a single continuous statement or in two consecutive statements of net income and other comprehensive income. The adoption of this ASU did not have a material impact on the interim consolidated financial statements.

Fair Value Measurement

During 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820)”, clarifying the existing measurement and disclosure requirements and expanding the disclosure requirements for certain fair value measurements. The adoption of this ASU did not have a material impact on the interim consolidated financial statements.

Goodwill

In September 2011, the FASB issued ASU 2011-08, “Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment”. ASU 2011-08 provides an option to perform a qualitative assessment to determine whether further goodwill impairment testing is necessary.  If, as a result of the qualitative assessment, it is determined that it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount, the two-step quantitative impairment test is required. Otherwise, no further testing is required. ASU 2011-08 is effective for the Company for the year ending December 31, 2012. The adoption of this ASU is not expected to have a material impact on the interim consolidated financial statements.

[c]     Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

20   Magna International Inc. First Quarter Report 2012

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE, NET

During 2011, five excess corporate real estate assets were sold to entities associated with the Company’s Founder and Honorary Chairman, Mr. Stronach and/or the Company’s former Co-Chief Executive Officer, Siegfried Wolf. Based on the appraisals obtained by the Corporate Governance and Compensation Committee, the appraised fair value range for the properties was less than their carrying value and, accordingly, the Company recorded a $9 million impairment charge in the first quarter of 2011. The sales were approved by the independent members of Magna’s Board of Directors based on the recommendation of the Corporate Governance and Compensation Committee and were completed during 2011.

3.              EARNINGS PER SHARE

	Three months ended
	March 31,
	2012	2011

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$343	$322

Average number of Common Shares outstanding	232.4	242.0

Basic earnings per Common Share	$1.47	$1.33

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$343	$322

Average number of Common Shares outstanding	232.4	242.0
Adjustments
Stock options and restricted stock [a]	3.0	4.8

	235.4	246.8

Diluted earnings per Common Share	$1.46	$1.30

[a]         Diluted earnings per Common Share exclude 1.7 million [2011 — nil] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

Magna International Inc. First Quarter Report 2012   21

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	March 31,	December 31,
	2012	2011

Bank term deposits, bankers acceptances and government paper	$1,065	$968
Cash	200	357
	$1,265	$1,325

[b]         Items not involving current cash flows:

	Three months ended
	March 31,
	2012	2011

Depreciation and amortization	$171	$165
Other non-cash charges	19	30
Amortization of other assets included in cost of goods sold	25	17
Amortization of employee wage buydown	—	3
Deferred income taxes and non-cash portion of current taxes	7	(5)
Equity income	(32)	(36)
	$190	$174

[c]          Changes in non-cash operating assets and liabilities:

	Three months ended
	March 31,
	2012	2011

Accounts receivable	$(751)	$(1,151)
Inventories	(154)	(62)
Prepaid expenses and other	1	(14)
Accounts payable	429	447
Accrued salaries and wages	73	70
Other accrued liabilities	118	138
Income taxes receivable/payable	(16)	(32)
Deferred revenue	(2)	(4)
	$(302)	$(608)

5.              ACQUISITIONS

In January 2012, the Company acquired BDW technologies group, a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. The acquired business has sales primarily to Volkswagen, Audi, Porsche, Mercedes-Benz, Ferrari and ZF.

The total consideration for this and other small acquisitions was $182 million, consisting of $42 million paid in cash [net of cash acquired] and $140 million of assumed debt.

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations.

22   Magna International Inc. First Quarter Report 2012

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              INVENTORIES

Inventories consist of:

	March 31,	December 31,
	2012	2011

Raw materials and supplies	$849	$800
Work-in-process	274	229
Finished goods	268	253
Tooling and engineering	887	763
	$2,278	$2,045

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.              OTHER ASSETS

Other assets consist of:

	March 31,	December 31,
	2012	2011

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$312	$301
Long-term receivables	138	176
Patents and licences, net	27	30
Unrealized gain on cash flow hedges	28	15
Other, net	71	72
	$576	$594

8.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2012	2011
Balance, beginning of period	$76	$68
Expense, net	10	10
Settlements	(5)	(9)
Foreign exchange and other	2	4
Balance, March 31	$83	$73

9.              LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit liabilities as follows:

	Three months ended
	March 31,
	2012	2011

Defined benefit pension plans and other	$2	$4
Termination and long service arrangements	8	8
	$10	$12

Magna International Inc. First Quarter Report 2012   23

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	March 31,	December 31,
	2012	2011
Long-term portion of income taxes payable	$146	$119
Asset retirement obligation	37	36
Long-term portion of fair value of hedges	16	41
Deferred revenue	9	11
	$208	$207

11.       STOCK-BASED COMPENSATION

[a]    Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2012			2011
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	6,867,367	31.54	2,066,700	11,142,450	34.22	3,362,116
Granted	1,341,500	48.22	—	—	—	—
Exercised	(321,454)	25.83	(321,454)	(1,079,779)	44.94	(1,079,779)
Cancelled	—	—	—	—	—	—
Vested	—	—	2,366,667	—	—	2,400,001
March 31	7,887,413	34.61	4,111,913	10,062,671	33.07	4,682,338

(i)                                    The exercise price noted above represents the weighted average exercise price in Canadian dollars.

The weighted average assumptions used in measuring the fair value of stock options granted and/or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended
	March 31,
	2012	2011
Risk free interest rate	2.23%	—
Expected dividend yield	2.00%	—
Expected volatility	43%	—
Expected time until exercise	4.5 years	—
Weighted average fair value of options granted or modified in period [Cdn$]	$15.49	$—

24   Magna International Inc. First Quarter Report 2012

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION (CONTINUED)

[b]    Long-term retention program

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2012		2011
	Number	Stated	Number	Stated
	of shares	value	of shares	value
Awarded and not released, beginning of period	1,026,304	$35	1,182,736	$40
Release of restricted stock	(143,316)	(5)	(156,432)	(5)
Awarded and not released, March 31	882,988	$30	1,026,304	$35

[c]    Restricted stock unit program

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers]:

	2012				2011
	Equity	Liability	Liability		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total
Balance, beginning of period	217,337	28,765	205,065	451,167	20,940	34,847	174,751	230,538
Granted	89,290	15,814	6,076	111,180	—	3,150	4,955	8,105
Dividend equivalents	—	300	1,201	1,501	—	197	882	1,079
March 31	306,627	44,879	212,342	563,848	20,940	38,194	180,588	239,722

[d]   Compensation expense related to Stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended
	March 31,
	2012	2011
Incentive Stock Option Plan	$4	$7
Long-term retention	1	2
Restricted stock unit	4	—
	9	9
Fair value adjustment for liability classified DSUs	3	(1)
Total stock-based compensation expense	$12	$8

12.       COMMON SHARES

The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 9, 2012 were exercised or converted:

Common Shares	233,466,134
Stock options (i)	7,872,413
240,137,159

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

Magna International Inc. First Quarter Report 2012   25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2012	2011

Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$547	$744
Net unrealized gain on translation of net investment in foreign operations	98	235
Repurchase of shares under normal course issuer bid	—	(9)
Balance, March 31	645	970

Accumulated net unrealized gain on cash flow hedges (i)
Balance, beginning of period	(23)	55
Net unrealized gain on cash flow hedges	51	25
Reclassifications of net loss (gain) on cash flow hedges to net income	3	(7)
Balance, March 31	31	73

Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of period	5	11
Net unrealized loss on investments	(3)	(3)
Balance, March 31	2	8

Accumulated net unrealized loss on other long-term liabilities (ii)
Balance, beginning of period	(107)	(58)
Net unrealized gain on other long-term liabilities	—	1
Balance, March 31	(107)	(57)

Total accumulated other comprehensive income	$571	$994

(i)            The amount of income tax obligation that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2012	2011

Balance, beginning of period	$12	$(15)
Net unrealized gain	(21)	(8)
Reclassifications of net (loss) gain on cash flow hedges to net income	(1)	3
Balance, March 31	$(10)	$(20)

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on other long-term liabilities is as follows:

	2012	2011

Balance, beginning of period	$24	$1
Net unrealized loss	—	1
Balance, March 31	$24	$2

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $18 million [net of income taxes of $8 million].

26   Magna International Inc. First Quarter Report 2012

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS

[a]   The Company’s financial assets and financial liabilities consist of the following:

	March 31,	December 31,
	2012	2011

Held for trading
Cash and cash equivalents	$1,265	$1,325
Investment in ABCP	84	82
	$1,349	$1,407

Held to maturity investments
Severance investments	$5	$5

Available-for-sale
Equity investments	$10	$12

Loans and receivables
Accounts receivable	$5,300	$4,398
Long-term receivables included in other assets	138	176
	$5,438	$4,574

Other financial liabilities
Bank indebtedness	$147	$162
Long-term debt (including portion due within one year)	234	71
Accounts payable	4,549	3,961
	$4,930	$4,194

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$38	$21
Other assets	28	15
Other accrued liabilities	(11)	(31)
Other long-term liabilities	(13)	(38)
	42	(33)

Natural gas contracts
Prepaid expenses	1	—
Other accrued liabilities	(4)	(6)
Other long-term liabilities	(3)	(3)
	(6)	(9)
	$36	$(42)

[b]    Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Magna International Inc. First Quarter Report 2012   27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

Investments

At March 31, 2012, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$125 million [December 31, 2011 - Cdn$125 million]. The carrying value and estimated fair value of this investment was Cdn$84 million [December 31, 2011 - Cdn$84 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At March 31, 2012, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $10 million, which was based on the closing share price of the investments on March 31, 2012.

Term debt

The Company’s term debt includes $147 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

[c]     Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, long-term receivables, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its derivative instruments. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three-month period ended March 31, 2012, sales to the Company’s six largest customers represented 82% of the Company’s total sales and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[d] Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

As at March 31, 2012, the net foreign exchange exposure was not material.

[e]  Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

28   Magna International Inc. First Quarter Report 2012

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

[f]  Foreign Exchange Contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. However, as a result of hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates.

In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar and euro outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheets at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At March 31, 2012, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	292	692
euro amount	54	9

For U.S. dollars
Peso amount	4,821	237

For euros
U.S. amount	57	128
GBP amount	129	5
Czech Koruna amount	4,130	53
Polish Zlotys amount	200	18

Forward contracts mature at various dates through 2016.  Foreign currency exposures are reviewed quarterly.

15.       CONTINGENCIES

[a]     In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[i]       In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

Magna International Inc. First Quarter Report 2012   29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       CONTINGENCIES (CONTINUED)

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence until late 2013, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]     During the fourth quarter of 2011, the Company announced that it is cooperating with the United States Department of Justice [“DOJ”] with respect to an ongoing antitrust investigation of the automobile tooling industry. In connection with such investigation, the DOJ has requested documents related to various tooling bids, including a tooling program for which a subsidiary within the Company’s Cosma International operating unit acted as Tier 1 tooling supplier. The Company’s policy is to comply with all applicable laws, including antitrust and competition laws, and it is fully cooperating with the DOJ.

[c]      In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 8]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

16.      SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, the Company’s internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

30   Magna International Inc. First Quarter Report 2012

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes.

	Three months ended				Three months ended
	March 31, 2012				March 31, 2011
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,607	$1,498		$582	$1,561	$1,459		$642
United States	1,920	1,798		807	1,819	1,680		664
Mexico	834	783		505	686	636		377
Eliminations	(259)	—		—	(273)	—		—
	4,102	4,079	$405	1,894	3,793	3,775	$384	1,683

Europe
Euroland	2,498	2,456		1,173	2,515	2,474		1,047
Great Britain	267	265		54	218	219		59
Other European countries	471	432		645	409	378		502
Eliminations	(48)	—		—	(42)	—		—
	3,188	3,153	63	1,872	3,100	3,071	29	1,608
Rest of World	453	428	(9)	528	356	334	14	215
Corporate and Other (i)	(77)	6	(15)	269	(60)	9	(19)	342
Total reportable segments	7,666	7,666	444	4,563	7,189	7,189	408	3,848
Other expense, net			—				(9)
Interest (expense) income, net			(5)				1
	$7,666	$7,666	$439	4,563	$7,189	$7,189	$400	3,848

Current assets				9,203				8,615
Investments, goodwill, deferred tax assets and other assets				2,293				2,589
Consolidated total assets				$16,059				$15,052

(i)           Corporate and other includes the Company’s proportionate share of the net loss in the E-Car Systems partnership.  For the three months ended March 31, 2012, the partnership recorded sales of $21 million [2011 - $16 million], EBIT loss of $16 million [2011 - $25 million] and had fixed assets of $82 million [2011 - $87 million].

17.       SUBSEQUENT EVENTS

Class action claim

The Company understands that a securities class action claim was filed in the United States District Court, Southern District of New York on May 4, 2012 by the City of Taylor General Employees Retirement System, as lead plaintiff. The Company believes the claim to be without merit and intend to vigorously defend it. Given the early stage of the claim, it is not possible to predict the outcome.

Acquisition

During the third quarter of 2011, the Company sold an interior systems operation [the “Business”] located in Germany and recorded a loss on disposal of $129 million. Under the terms of the sale, the Company agreed to fund the buyers an estimated $109 million in the form of cash, working capital, and the assumption of certain liabilities. Simultaneously, the Company reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby the Company reimbursed the customer costs of $20 million.

Subsequent to disposal, the Business continued to incur significant financial losses. By the end of the first quarter of 2012, the Business was experiencing severe liquidity issues. Although the Company had no legal obligation to do so, in light of customer relationship issues and other relevant considerations, in April 2012 the Company reached an agreement with the buyers to re-acquire the Business for a nominal amount.

As part of the acquisition, the Company was able to obtain some pricing concessions from a majority of the Business’ customers. However, the Business is still budgeted to incur significant losses over the next three years.

Closing of the transaction is subject to standard regulatory approvals, which are expected to be received in the second quarter of 2012. Acquisition of the Business will be accounted for using the acquisition method of accounting.

18.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

Magna International Inc. First Quarter Report 2012   31

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States — Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                   MG

The New York Stock Exchange        MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072.

2011 Annual Report

Copies of the 2011 Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

32   Magna International Inc. First Quarter Report 2012